

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 15, 2009

Mr. Phil Rykhoek
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated June 8, 2009**
> **File No. 001-12935**

Dear Mr. Rykhoek:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page 62

1. We note from your response to our prior comment number five that the sum of the three line items included in the investing activities titled 'Oil and natural gas capital expenditures,' 'CO2 capital expenditures, including pipelines' and 'Change in accrual for capital expenditures' represent your "actual cash outlays for capital expenditure activities during the period." In support of your presentation, you stated in your response that this presentation "provides useful information to investors, as we are in a capital intensive industry, and at times the difference between our incurred capital expenditures and our actual cash outlays related thereto can be material." While we understand your reasoning for presenting the line item 'Change in accrual for capital expenditures,' we do not believe your presentation is supported by the guidance in FAS 95. In particular,

paragraph 32 of FAS 95 states that "Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures." This paragraph also indicates that while certain transactions are part cash and part noncash, "only the cash portion shall be reported in the statement of cash flows." Therefore, we believe you should modify your presentation accordingly. We understand you may wish to expand related disclosures to address the difference between your incurred capital expenditures and actual cash outlays during the periods presented.

2. Please confirm, if true, that you do not accrue in advance your anticipated capital expenditures, or otherwise advise.

Note 3. Relates Party Transactions - Genesis

Incentive Compensation Agreement, page 74

3. We note from your response to prior comment number eight that you account for the incentive compensation awards to members of Genesis' management under FAS 123(R) "because of the equity characteristics of the award." Based on your response, please address the following:

- Describe in further detail the term(s) of the awards that you believe supports their classification as equity instruments;

- Add expanded disclosure which describes in further detail the general terms of these awards;

- Provide the journal entry you recorded upon initial recognition of the liability and the date of your initial recognition;

- Describe your method of estimating the fair value of the liability; and

- Explain how you determined that the "compensation agreements provide Genesis' management with the ability to earn up to an approximate 17% interest in the incentive distributions that Genesis Energy, LLC will receive from Genesis."

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Associate Chief Accountant